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                                                                    EXHIBIT 8(a)


                                 May 21, 1996




Union Tank Car Company
225 West Washington Street
Chicago, Illinois 60606

       Re: Union Tank Car Company Pass Through Certificates Series 1996-A

Ladies and Gentlemen:

        We have acted as counsel to Union Tank Car Company, a Delaware corporation, and Procor Limited, a Canadian corporation ("Procor"), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of a Registration Statement on Form S-3 (Registration No. 333-1899), as amended
(the "Registration Statement"). The Registration Statement relates to the Pass Through Certificates, Series 1996-A which will be issued under two separate Pass Through Trust Agreements, one by and between the Company and The First National Bank of Chicago, a national banking association, as pass through trustee, and the other by and among the Company, Procor and The First National Bank of Chicago. Capitalized terms used but not defined in this opinion have the meanings ascribed thereto in the Registration Statement.

        In our opinion, the following is an accurate description of the anticipated material federal income tax consequences of the purchase, ownership and disposition of Pass Through Certificates. This opinion is based on laws, regulations, rulings and court decisions now in effect, all of which are subject to change by legislative, administrative or judicial action, which change may be retroactive. Our opinion does not purport to address federal income tax consequences applicable to particular categories of investors, some of which (for example, banks, tax exempt organizations, insurance companies or foreign investors) may be subject to special rules. Investors should consult their own tax advisors in determining the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of Pass Through Certificates, including the advisability of making any election discussed below. No rulings have been or will be sought from the Internal Revenue Service (the "IRS") with respect to any of the federal income tax consequences discussed below and no assurance can be given that the IRS will not take contrary positions. For purposes of this opinion, the terms "Pass Through Certificate" and "Certificate" also refer to an indirect interest in a Pass Through Certificate held by a Certificate Owner.

GENERAL


     In our opinion, based upon an interpretation of analogous authorities under currently applicable law, neither Pass Through Trust will be classified as an association taxable as a corporation, but rather each will be classified as a grantor trust for purposes of Sections 671 through 679 of the Internal Revenue Code of 1986, as amended (the "Code"), and each Certificate Owner of each Pass Through Trust will be treated as owning a pro rata undivided interest in each of the Equipment Notes and, in the case of Pass Through Trust 1996-A2, the ETCs and the Procor ETC, and any other property held in such Pass Through Trust.


     The Company believes that each Certificate Owner of a Pass Through Trust will be required to report on its federal income tax return its pro rata share of the entire income from the Equipment Notes and, in the case of Pass Through Trust 1996-A2, the Company ETCs and the Procor ETC, and any other property in such Pass Through Trust, in accordance with such Certificate Owner's method of accounting. A Certificate Owner using the cash method of accounting should take into account its pro rata share of income as and when received by the Pass Through Trustee. A Certificate Owner using the accrual method of accounting should take into account its pro rata share of income as it accrues or is received by the Pass Through Trustee, whichever is earlier. The Company believes that the Make-Whole Amount described under "Description of the Equipment Notes--Prepayment" should be taxed as contingent interest when it becomes fixed and unconditionally payable.

     A purchaser of a Pass Through Certificate should be treated as purchasing an interest in each Equipment Note and, in the case of Pass Through Trust 1996-A2, the Company ETCs and the Procor ETC, and any other property in the Pass Through Trust at a price determined by allocating the purchase price paid for the Pass Through Certificate among the related Equipment Notes, ETCs and other property in proportion to their fair market values at the time of purchase of the Pass Through Certificate. The Company believes that when each Pass Through Trust has acquired all the Equipment Notes and, in the case of Pass Through Trust 1996-A2, the Company ETCs and the Procor ETC, the purchase price paid for a Pass Through Certificate by an original purchaser of such certificate will be allocated among the Equipment Notes and, in the case of Pass Through Trust 1996-A2, the Company ETCs and the Procor ETC in such Pass Through Trust in proportion to their respective purchase prices.

SALES OF PASS THROUGH CERTIFICATES

     A Certificate Owner that sells or exchanges a Pass Through Certificate will recognize gain or loss (in the aggregate) equal to the difference between its adjusted tax basis in the Pass Through Certificate and the amount realized (except to the extent attributable to accrued interest, which would be taxable as interest income). Subject to the market discount provisions of the Code (described below), if the Certificate Owner held such Pass Through Certificate as a capital asset, any such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the Pass Through Certificate was held for more than one year (but only to the extent the Pass Through Trust also held the underlying Equipment Notes and in the case of Pass Through Trust 1996-A2, the Company ETCs and the Procor ETC for more than one year). Any long term capital gains realized on a sale or exchange of Pass Through Certificates will be taxable under current law to corporate taxpayers at the rates applicable to ordinary income, and to individual taxpayers at their applicable marginal rate for capital gains. Any capital losses realized generally will be deductible by a corporate taxpayer only to the extent of capital gains and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

ORIGINAL ISSUE DISCOUNT


        Assuming that the Equipment Notes, the Company ETCs, the Procor ETC and the Pass Through Certificates are issued at prices equal to the respective face amounts thereof, it is our opinion that neither the Equipment Notes, the Company ETCs nor the Procor ETC will be issued with original issue discount.


MARKET DISCOUNT

        A subsequent purchaser of a Pass Through Certificate will be considered to have acquired an interest in an Equipment Note, Company ETC or Procor ETC held, as the case may be, in a Pass Through Trust at a "market discount" to the extent the remaining aggregate principal amount of such Equipment Note, Company ETC or Procor ETC exceeds the Certificate Owner's tax basis allocable to such Equipment Note, Company ETC or Procor ETC, provided such excess exceeds a prescribed de minimis amount. If such excess exceeds the de minimis amount, the Certificate Owner will be subject to the market discount rules of Section 1276 of the Code with regard to its interest in such Equipment Note, Company ETC or Procor ETC.

     In the case of a sale or other disposition of indebtedness subject to the market discount rules, Section 1276 of the Code requires that gain, if any, from such sale or other disposition be treated as ordinary income to the extent such gain represents market discount that has accrued during the period in which the indebtedness was held.

     In the case of a partial principal payment on indebtedness subject to the market discount rules, Section 1276 of the Code requires that such payment be included in gross income as ordinary income to the extent such payment does not exceed the market discount that has accrued during the period such indebtedness was held. The amount of any accrued market discount later required to be included in income upon a disposition, or subsequent partial principal payment, will be reduced by the amount of accrued market discount previously included in income.

     Market discount generally accrues under either a straight line method or, at the election of the taxpayer, a constant interest rate method. However, in the case of installment obligations (such as certain of the Equipment Notes), determination of the manner in which market discount is to be accrued has been left to Treasury regulations not yet issued. Until such Treasury regulations are issued, the Conference Committee Report to the Tax Reform Act of 1986 (the "Conference Report") indicates that holders of installment obligations with market discount may elect to accrue market discount either (i) on the basis of a constant interest rate or (ii) by treating as accrued market discount an amount equal to total remaining market discount times a fraction, the numerator of which is the amount of stated interest paid in the accrual period and the denominator of which is the total amount of stated interest remaining to be paid on the installment obligation as of the beginning of such period.

     Under Section 1277 of the Code, if in any taxable year interest paid or accrued on indebtedness incurred or continued to purchase or carry indebtedness subject to the market discount rules exceeds the interest currently includible in income with respect to such indebtedness, deduction of the excess interest must be deferred to the extent of the market discount allocable to the taxable year. The deferred portion of any interest expense will generally be deductible when such market discount is included in income upon the sale or other disposition (including repayment) of the indebtedness.

     A taxpayer may elect to include market discount in gross income currently. If such election is made, the rules of Sections 1276 and 1277 (described above) will not apply to the taxpayer.

PREMIUM

     A Certificate Owner will generally be considered to have acquired an interest in an Equipment Note, Company ETC or Procor ETC held, as the case may be, in a Pass Through Trust at a premium to the extent the purchaser's tax basis allocable to such interest exceeds the remaining aggregate principal amount of the Equipment Note, Company ETC or Procor ETC allocable to such interest. In that event, a Certificate Owner who holds a Pass Through Certificate as a capital asset may elect to amortize that premium as an offset to interest income under Section 171 of the Code, with corresponding reductions in the Certificate Owner's tax basis in its interest in the Equipment Note, Company ETC or Procor ETC. Generally, such amortization is on a constant yield basis. However, in the case of installment obligations (such as certain of the Equipment Notes), the Conference Report indicates a Congressional intent that amortization will be in accordance with the same rules that will apply to the accrual of market discount on installment obligations (see the discussion above).

     In the case of obligations that may be called at a premium prior to maturity (such as the Equipment Notes), amortizable bond premium may be determined by reference to an early call date. Due to the complexities of the amortizable premium rules, particularly where there is more than one possible call date and the amount of any premium is uncertain, Certificate Owners are urged to consult their own tax advisors as to the amount of any amortizable premium.

BACKUP WITHHOLDING

     Payments made on the Pass Through Certificates and proceeds from the sale of the Pass Through Certificates to or through certain brokers may be subject to a "backup" withholding tax of 31% unless the Certificate Owner complies with certain reponing procedures or is an exempt recipient under Section 6049(b) (4) of the Code. Any such withheld amounts will be allowed as a credit against the Certificate Owner's federal income tax.

        The Pass Through Trustee is a national banking association with its principal corporate trust office in Chicago, Illinois. Under currently applicable law, (i) neither Pass Through Trust will be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), fee or other governmental charge under the laws of the State of Illinois or any political subdivision thereof, (ii) Certificate Owners who are not residents of or otherwise subject to tax in the State of Illinois will not be subject to any tax (including, without limitation, net or gross income, tangible or intangible property, net worth, capital, franchise or doing business tax), fee or other governmental charge under the laws of the State of Illinois or any political subdivision thereof solely as a result of purchasing, holding (including receiving payments with respect to) or disposing of a Pass Through Certificate, except to the extent the Indenture Trustee forecloses on the Equipment and any of the Equipment is located in the State of Illinois or the Equipment Trust Trustee forecloses on the Trust Equipment and any of the Trust Equipment is located in the State of Illinois or to the extent the Indenture Trust, the Company Trust, the Procor Trust or the Pass Through Trust, as applicable, engages in business in the State of Illinois as a result of such foreclosure.

        We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the references to our firm in the first paragraph under the captions "Material Federal Income Tax Consequences", "Certain Illinois Taxes" and "Legal Opinions" in the Prospectus constituting a part of the Registration Statement.

                                          Very truly yours,



                                          NEAL, GERBER & EISENBERG